Exhibit 99.2

Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights ReservedstyleIPCInstructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (NY City Time) on October 23, 2026) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of D-Market Electronic Services & Trading registered in the name of the undersigned on the books of the Depositary as of the close of business October 2, 2026 at the Ordinary General Meeting of D-Market Electronic Services & Trading to be held on October 30, 2026 in Istanbul. NOTES: 1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution.D-Market Electronic Services & TradingPLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDED-Market Electronic Services & Trading Ordinary General Meeting of Shareholders For Shareholders of record as of October 2, 2026 Friday, October 30, 2026 11:00 AM, Local TimeBNY: PO BOX 505006, Louisville, KY 40233-5006Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope providedYOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. (NYC Time) on October 23, 2026Have your ballot ready and please use one of the methods below for easy voting:Your vote matters! Your control numberHave the 12 digit control number located in the box above available when you access the website and follow the instructions.

Please make your marks like this:PROPOSAL YOUR VOTE FOR AGAINST 1. Opening of the General Assembly and election of the General Assembly Chairmanship, #P1# #P1#2. Authorization of the General Assembly Chairmanship to sign the minutes of the meeting,#P2# #P2#3. Reading and discussion of the Annual Activity Report prepared by the Board of Directors for the financial year 2025 and reading of the independent auditor's report, as stipulated in the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and Ministry Representatives to be Present at These Meetings (the "Regulation"), 4. Reading, discussion, and approval of the financial statements for the 2025 accounting period, as specified in the Regulation, #P4# #P4# 5. Release of the members of the Board of Directors from liability for all their respective business, transactions and activities for the year 2025, as specified in the Regulation, #P5# #P5# 6. Decision on the Company's profit, the use of the profit, and the dividend distribution amount, if any, as specified in the Regulation, for the 2025 accounting period, #P6# #P6# 7. Decision on the salary, honorarium, bonus, and premium to be paid to the members of the Board of Directors in their capacity as such and, as applicable, in their capacity as members of committees of the Board of Directors under Article 394 of the TCC and the Regulation,#P7# #P7#8. Election of the members of the Board of Directors and determination of their terms of office,#P8# #P8#9. Appointment of the independent auditor for the 2026 accounting period, as specified in the Regulation,#P9# #P9#10. Authorization of the members of the Board of Directors for the commercial activities and transactions referred to in Article 395 and Article 396 of the TCC, #P10# #P10# 11. Submitting the amendment of Article 11, titled "Board of Directors Meetings and Resolution Quorum" of the Articles of Association of the Company for the approval of the General Assembly, as set forth below under the heading "New Text", #P11# #P11# 12. Determination of the upper limit for the aid and donations to be made until the next Ordinary General Assembly meeting of the Company as 2 per thousands of the total net assets of the Company and approval of the authorization of the Board of Directors within this context, and#P12# #P12#13. Closure of the meeting.Proposal_Page - VIFLAuthorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.Signature (and Title if applicable) Date Signature (if held jointly) DateNon-votableNon-votableD-Market Electronic Services & Trading Ordinary General Meeting of Shareholders